14040244

SECURI... ...IISSION

Washington, D.C. 20549

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MAR 04 2014

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SBERBANK CIB USA, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 West 57th Street, 44th Floor
(No. and Street)

New York (City) | NY (State) | 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Osborne | (212) 300-9600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street (Address) | New York (City) | NY (State) | 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

3/31/14

OATH OR AFFIRMATION

I Chris Osborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sberbank CIB USA, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM P. HODGE
Notary Public, State of New York
No. 01HO6180918
Qualified In Queens County
Commission Expires 1/22/2016

Signature

CEO

Title

2-25-14

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SBERBANK CIB

Sberbank CIB USA, Inc.
Carnegie Hall Tower,
152 West 57th Street, 44th Floor, New York, NY 10019
Phone +1 (212) 300-9600 Fax +1 (212) 300-9601

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

****

SBERBANK CIB

Sberbank CIB USA, Inc.
Carnegie Hall Tower,
152 West 57th Street, 44th Floor, New York, NY 10019
Phone +1 (212) 300-9600 Fax +1 (212) 300-9601

February 28, 2014

Securities and Exchange Commission
Office of Filings and Information Services
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of our audited report for the year ended December 31, 2013.

Very truly yours,

SBERBANK CIB USA, INC.

Enc.

Securities and Exchange Commission
Northeast Regional Office
3 World Financial Center, Room 400
New York, NY 10281-1022
Attn: Broker/Dealer Department

Sberbank CIB USA, Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	1,999,400
Restricted cash		1,029,934
Receivable from broker-dealer and clearing organization		17,690,302
Property and equipment, net		1,398,221
Due from affiliates		1,086,980
Deferred tax asset		272,431
Prepaid and refundable income taxes		546,000
Prepaid expenses		169,539
Other assets		159,408
Total assets	$	24,352,215
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	2,382,448
Due to affiliate		62,675
Deferred rent payable		384,139
Corporate taxes payable		81,000
Total liabilities		2,910,262
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value; 3,000 shares authorized, 1 share issued and outstanding		1
Additional paid-in capital		19,353,862
Retained earnings		2,088,090
Total stockholder's equity		21,441,953
Total liabilities and stockholder's equity	$	24,352,215

The accompanying notes are an integral part of this financial statement.

1. Organization

Sberbank CIB USA, Inc. (the "Company") was organized on January 17, 1997, under the laws of the State of Delaware. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Troika Dialog Group Limited, which is an indirect subsidiary of OJSC "Sberbank" a foreign corporation.

The Company transacts its business with U.S. and foreign broker-dealers and customers, including affiliated broker-dealers. The Company engages in U.S. and foreign securities business with issuers from Russia and other countries of the former Soviet Union.

2. Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all money market accounts and all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2013, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to examination by federal, state, and local taxing authorities for years prior to September 30, 2010.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which are primarily five years. Amortization of leasehold improvements is computed over the shorter of the lease terms or the estimated useful lives of the improvements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivable from Broker-Dealer and Clearing Organization

Receivable from broker-dealer and clearing organization results from the Company's securities transactions.

4. Property and Equipment, Net

Property and equipment consists of the following:

Furniture	$ 424,306
Equipment	1,530,590
Software	66,464
Leasehold improvements	2,657,967
	4,679,327
Accumulated depreciation and amortization	(3,281,106)
	$ 1,398,221

5. Due from Affiliates/to Affiliate

The Company has entered into brokerage service agreements with its affiliates, whereby the Company will introduce to those affiliates potential counterparties as well as negotiate, if appropriate, potential trades for the purchase or sale of securities between the affiliates and such counterparties. The Company receives a commission for providing this service.

In addition, the Company has agreed to share in certain operational expenses of the affiliates incidental to, or arising out of, the brokerage service agreements and the execution of the trades. Such expenses include execution, compliance, legal, risk management, human resources, marketing, administrative, and technical support.

At December 31, 2013, amounts receivable/payable under these agreements are recorded as due from affiliates/to affiliate in the statement of financial condition.

6. Leases

The Company is obligated under a non-cancelable operating lease for its office premises, which expires on July 31, 2018. The lease commitment is collateralized by a $1,000,000 letter of credit in favor of the landlord, which is secured by a savings account and is recorded as restricted cash in the statement of financial condition.

Future annual minimum rent payments are as follows:

Year Ended December 31,	Amount
2014	$ 1,328,000
2015	1,328,000
2016	1,328,000
2017	1,328,000
Thereafter	774,667
	$ 6,086,667

7. Deferred Rent Payable

The Company recognizes rent expense ratably over the lease term for financial statement reporting purposes. Deferred rent payable relating to the straight-lining of rent expense amounted to $384,139 at December 31, 2013.

8. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees and provides for participants to defer salary amounts up to statutory limitations. The Company is not required to make matching contributions. No contribution was made for the year ended December 31, 2013.

9. Income Taxes

For income tax reporting purposes, the Company recognizes rent expense in different periods than it does for financial statement reporting purposes and utilizes different depreciation methods for income tax reporting purposes than it does for financial statement reporting purposes. Additionally, for income tax reporting purposes, accrued compensation not paid within the prescribed statutory timeframe will be deducted in a subsequent period. A deferred tax asset has been established to account for these temporary differences.

At December 31, 2013, the Company's deferred tax asset was $272,431. The Company has not recorded a valuation allowance related to this deferred tax asset. There has been no change in the valuation allowance at December 31, 2013.

10. Clearance Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $100,000 with the clearing broker. The deposit is recorded under receivable from broker-dealer and clearing organization.

11. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of either $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2013, the Company had net capital, as defined, of $16,774,416, which exceeded the minimum net capital required of $194,017 by $16,580,399. Aggregate indebtedness at December 31, 2013, totaled $2,910,262. The ratio of aggregate indebtedness to net capital was .17 to 1.

12. Off-Balance-Sheet/Credit Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company requires additional collateral or reduction of positions, when necessary. The Company also completes credit evaluations of customers, particularly institutions, where there is thought to be credit risk.

The Company, as a part of its normal trading activities, may assume short positions in its inventories. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet credit risk in the event the clearing broker is unable to fulfill its contractual obligations.

The Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

13. Concentration

Approximately 81% of the Company's commission income is derived from activity with foreign affiliated entities for which trades are concentrated in the Russian capital markets.

14. Employment Contracts

From time to time, the Company enters into employment agreements with employees. The agreements may provide for guaranteed bonuses and payments unless employment is terminated voluntarily or by the Company due to gross misconduct of employment duties. As of December 31, 2013, the remaining balance to be paid for guaranteed bonuses under these agreements is $110,000. This amount has been included in accrued expenses and other liabilities on the statement of financial condition.

15. Commission Sharing

The Company has a commission sharing arrangement with another broker-dealer, whereby a percentage of commission income attributable to this arrangement is payable to that broker-dealer on relevant securities transactions.

16. Soft Dollar Agreement

The Company has a soft dollar agreement with a customer, whereby the Company makes available to that customer, brokerage and research products and services that qualify under Section 28(e) of the Securities and Exchange Act of 1934. The Company is solely responsible for payment of fees to the respective outside vendor for the qualifying research services provided to that customer.

17. Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013, and determined that there are no material events that would require disclosures in the Company's financial statements.

****

The Company's Statement of Financial Condition as of December 31, 2013 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Board of Directors
Sberbank CIB USA, Inc.

We have audited the accompanying statement of financial condition of Sberbank CIB USA, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sberbank CIB USA, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Weiser Mazars LLP

February 28, 2014
New York, NY